SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 3)*

Infinity Augmented Reality, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

00400G100
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Credit Strategies LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,486,572

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,486,572

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,486,572 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Credit Opportunities Fund LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,928,750

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,928,750

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,928,750 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.24%. See Item 4.

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Credit Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,486,572

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,486,572

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,486,572 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

PN

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,629,821

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,629,821

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,629,821 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.77%. See Item 4.

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,629,821

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,629,821

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,629,821 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.77%. See Item 4.

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,486,572

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,486,572

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,486,572 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

PN

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,486,572

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9, 486,572

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9, 486,572 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9, 486,572

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9, 486,572

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9, 486,572 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

IN

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALS Capital Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9, 486,572

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9, 486,572

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9, 486,572 shares of Common Stock. See Item 4.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] See Item 4.

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)

12.	TYPE OF REPORTING PERSON

OO

(1) Calculated in accordance with the Ownership Limitation.  See Item 4.

Item 1(a).	Name of Issuer:

Infinity Augmented Reality, Inc. (formerly Absolute Life Solutions, Inc.) (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2220 Nostrand Avenue
Brooklyn, New York 11210

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Credit Strategies LLC
250 West 55th Street, 14th Floor
New York, NY 10019
State of Delaware

Platinum Partners Credit Opportunities Fund LLC
250 West 55th Street, 14th Floor
New York, NY 10019
State of Delaware

Platinum Credit Management LP
250 West 55th Street, 14th Floor
New York, NY 10019
State of Delaware

Platinum Partners Liquid Opportunity Master Fund LP
250 West 55th Street, 14th Floor
New York, NY 10019
Cayman Islands

Platinum Liquid Opportunity Management (NY) LLC
250 West 55th Street, 14th Floor
New York, NY 10019
State of Delaware

Platinum Partners Value Arbitrage Fund L.P.
250 West 55th Street, 14th Floor
New York, NY 10019
Cayman Islands

Platinum Management (NY) LLC
250 West 55th Street, 14th Floor
New York, NY 10019
State of Delaware

ALS Capital Ventures LLC
250 West 55th Street, 14th Floor
New York, NY 10019
State of Delaware

Mark Nordlicht
250 West 55th Street, 14th Floor
New York, NY 10019
United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

00400G100

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                      Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2014,

1. Credit Strategies LLC (“Credit Strategies”) – 9,486,572 shares of Common Stock

2. Platinum Partners Credit Opportunities Fund LLC (“PPCO”) – 5,928,750 shares of Common Stock

3. Platinum Credit Management LP (“Platinum Credit Management”) - 9, 486,572 shares of Common Stock

4. Platinum Partners Liquid Opportunity Master Fund LP (“PPLO”) – 2,629,821 shares of Common Stock

5. Platinum Liquid Opportunity Management (NY) LLC (“Platinum Liquid Opportunity Management”) - 2,629,821 shares of Common Stock

6. Platinum Partners Value Arbitrage Fund L.P. (“PPVA”) - 9,486,572 shares of Common Stock

7. Platinum Management (NY) LLC (“Platinum Management”) - 9,486,572 shares of Common Stock

8. Mark Nordlicht – 9,486,572shares of Common Stock

9. ALS Capital Ventures LLC (“ALS Ventures) - 9,486,572 shares of Common Stock

The shares of Common Stock beneficially owned by Credit Strategies and PPVA represent 9.99% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock reported in this Schedule 13G are held directly by Credit Strategies, PPCO, PPLO and PPVA.  Platinum Credit Management is the investment manager of Credit Strategies, ALS Ventures and PPCO.  Platinum Liquid Opportunity Management is the investment manager of PPLO.  Platinum Management is the investment manager and general partner of PPVA.  Mr. Nordlicht is the Chief Investment Officer of Platinum Credit Management, Platinum Liquid Opportunity Management and Platinum Management and has voting and investment control of the shares of Common Stock held by Credit Strategies, PPCO, PPLO, ALS Venture and PPVA.  Each of Platinum Credit Management, Platinum Liquid Opportunity Management, Platinum Management and Mr. Nordlicht expressly disclaims beneficial ownership of the shares of Common Stock held by Credit Strategies, PPCO, PPLO, ALS Ventures and PPVA.  Each of Credit Strategies, PPCO, PPLO and PPVA expressly disclaims beneficial ownership of shares of Common Stock held by the others.

Credit Strategies LLC (“Credit Strategies”)

The number of shares of Common Stock beneficially owned by Credit Strategies includes (i) 3,829,944 shares of Common Stock directly owned by Credit Strategies and (ii) to the extent that the conversion of convertible debentures or exercise of warrants and/or options is not prohibited by the applicable limitations as described herein:

a.
11,950,000 shares of Common Stock issuable upon conversion of $2,987,500  principal amount convertible debentures, convertible at an initial conversion price of $0.25 per share of Common Stock and maturing on various dates in 2018;

b.	11,950,000 shares of Common Stock issuable upon exercise of warrants, exercisable at an initial exercise price of $0.50 per share of Common Stock and expiring on various dates in 2018; and

c.
5,000,000 shares of Common Stock issuable upon exercise of an option granted to Credit Strategies by CS Master Holdings LLC, an affiliate of Moshe Oratz, exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring in April 2016.

Platinum Partners Credit Opportunities Fund LLC (“PPCO”)

The number of shares of Common Stock beneficially owned by Credit Strategies includes 5,928,750 shares of Common Stock issuable upon exercise of options granted to PPCO by Village Path Associates LLC, Ocean Parkway Associates LLC and Seventeenth Associates LLC, each exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring December 31, 2023.

Platinum Partners Liquid Opportunity Master Fund LP (“PPLO”)

The number of shares of Common Stock beneficially owned by PPLO includes 2,629,821 shares of Common Stock directly owned by PPLO.

Platinum Partners Value Arbitrage Fund L.P. (“PPVA”)

The number of shares of Common Stock beneficially owned by PPVA includes (i) 476,223 shares of Common Stock directly owned by PPVA and (ii) to the extent that the conversion of convertible debentures or exercise of warrants and/or options is not prohibited by the applicable limitations as described herein:

a.
8,410,000 shares of Common Stock issuable upon conversion of $2,102,500 principal amount convertible debentures, convertible at an initial conversion price of $0.25 per share of Common Stock and maturing on various dates in 2018;

b.	8,410,000 shares of Common Stock issuable upon exercise of warrants, exercisable at an initial exercise price of $0.50 per share of Common Stock and expiring on various dates in 2018;

c.
12,500,000 shares of Common Stock issuable upon exercise of an option granted to PPVA by CS Master Holdings LLC, an affiliate of Moshe Oratz, exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring in April 2016; and

d.
5,928,750 shares of Common Stock issuable upon exercise of options granted to PPVA by Village Path Associates LLC, Ocean Parkway Associates LLC and Seventeenth Associates LLC, each exercisable at an initial exercise price of $0.005 per share of Common Stock and expiring December 31, 2023.

ALS Capital Ventures LLC (“ALS”)

The number of shares of Common Stock beneficially owned by ALS includes (i) no shares of Common Stock directly owned by ALS and (ii) to the extent that the conversion of convertible debentures or exercise of warrants and/or options is not prohibited by the applicable limitations as described herein:

a.
4,944,000 shares of Common Stock issuable upon conversion of $1,236,000 principal amount convertible debentures, convertible at an initial conversion price of $0.25 per share of Common Stock and maturing on various dates in 2018; and

b.	4,944,000 shares of Common Stock issuable upon exercise of warrants, exercisable at an initial exercise price of $0.50 per share of Common Stock and expiring on various dates in 2018.

Conversion and Exercise Limitations

The convertible debentures issued to Credit Strategies, ALS and PPVA prohibit the holder to convert any portion of such debenture into shares of Common Stock or to receive shares of Common Stock in payment of interest to the extent that, after such conversion or issuance of shares of Common Stock in payment of interest, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock, except in the case of (i) an outstanding tender offer for any or all of the shares of the Issuer’s Common Stock, (ii) a merger wherein the Issuer is not the surviving entity, a consolidation of the Issuer or a sale of all or substantially all of the assets of the Issuer, (iii) a spin-off by the Issuer of part or substantially all of its business in which the Issuer receives as part of the consideration securities of another entity, or (iv) certain changes in control of the Issuer, each such exception as more fully defined in the specific debenture (the “First Ownership Limitation”).

The warrants issued to Credit Strategies, ALS and PPVA prohibit the holder to exercise any of such warrants to the extent that, after such exercise, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock, except in the case of (i) the forty-five (45) day period prior to the applicable expiration date, (ii) an outstanding tender offer for any or all of the shares of the Issuer’s Common Stock, or (iii) certain changes in control of the Issuer, each such exception as more fully defined in the specific warrant.

The options granted to PPCO and PPVA by Village Path Associates LLC, Ocean Parkway Associates LLC and Seventeenth Associates LLC prohibit the holder to exercise any of such options to the extent that, after such exercise, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the “Second Ownership Limitation,” and together with the First Ownership Limitation, the “Ownership Limitation”).

The options granted to Credit Strategies and PPVA by CS Master Holdings LLC provide that the holders of the options may not exercise the options to the extent that such exercise would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding shares of the Issuer’s Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

(b)	Percent of Class

As of the close of business on December 31, 2014:

1. Credit Strategies – 9.99% calculated in accordance with the Ownership Limitation

2. PPCO – 6.24%

3. Platinum Credit Management – 9.99% calculated in accordance with the Ownership Limitation

4. PPLO – 2.77%

5. Platinum Liquid Opportunity Management – 2.77%

6. PPVA – 9.99% calculated in accordance with the Ownership Limitation

7. Platinum Management  – 9.99% calculated in accordance with the Ownership Limitation

8. Mark Nordlicht - 9.99% calculated in accordance with the Ownership Limitation

9. ALS Capital Ventures LLC – 9.99% calculated in accordance with the Ownership Limitation

Ownership calculation based on 94,960,687 shares of Common Stock of the Issuer outstanding as of January 7, 2015 as reported on the Issuer’s quarterly report filed on Form 10-Q with the Securities and Exchange Commission on January 7, 2015.

(c)	Number of shares as to which such person has:

Credit Strategies LLC/Platinum Credit Management LP

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,389,003
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,389,003

Platinum Partners Credit Opportunities Fund LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 5,928,750
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 5,928,750

Platinum Partners Liquid Opportunity Master Fund LP
Platinum Liquid Opportunity Management (NY) LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,629,821
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,629,821

Platinum Partners Value Arbitrage Fund L.P./Platinum Management (NY) LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,389,003
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,389,003

Mark Nordlicht

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 9,389,003
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 9,389,003

ALS Capital Ventures LLC

(v)	Sole power to vote or to direct the vote: 0
(vi)	Shared power to vote or to direct the vote: 9,389,003
(vii)	Sole power to dispose or to direct the disposition of: 0
(viii)	Shared power to dispose or to direct the disposition of: 9,389,003

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2015

Credit Strategies LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Platinum Partners Credit Opportunities Fund LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Platinum Credit Management LP

By: /s/DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Platinum Partners Liquid Opportunity Master Fund LP

By: /s/DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Platinum Liquid Opportunity Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Platinum Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

/s/ MARK NORDLICHT
     Mark Nordlicht

ALS Capital Ventures LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financal Officer

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Infinity Augmented Reality, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 17, 2015

Credit Strategies LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

Platinum Partners Credit Opportunities Fund LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

Platinum Credit Management LP

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

Platinum Partners Liquid Opportunity Master Fund LP

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

Platinum Liquid Opportunity Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

Platinum Management (NY) LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer

/s/ MARK NORDLICHT
     Mark Nordlicht

ALS Capital Ventures LLC

By: /s/ DANIEL MANDELBAUM
Name: Daniel Mandelbaum
Title:  Chief Financial Officer